NEWS RELEASE

LINUX GOLD CORP. ANNOUNCES PROGRESS REPORT GRANITE MOUNTAIN, ALASKA

For Immediate Release: October 24, 2006, Vancouver, B.C. - Linux Gold Corp. (LNXGF - OTCBB) is pleased to provide the following update, reported by Jeff Keener, Project Manager, on the Granite Mountain property in Alaska:

Location: The Granite Mountain polymetallic property is located in western Alaska, on the Seward Peninsula, about 150 miles northeast of Nome and about 180 miles south of the giant Red Dog (Pb-Zn) mine. Access is by winter trail or by air transport to improved gravel airstrips on or near the property.

Description: The property is composed of 272 State of Alaska mining claims (160 acres each) or 68 square miles and is located on mineralized lineaments within an accreted island-arc terrane east of the Kugruk Fault Zone. The Kugruk Fault is thought to be a continental suture zone that rotated, a subduction related, Mesozoic volcanic-plutonic island arc into its current position. The volcanic country rock is composed of andesite with lesser rhyolite and dacite flows and dikes. These rocks were coevally (simultaneously) intruded by granitic rocks of alkalic (syenite) and calc-alkalic (quartz monzonite) compositions. Sulfide mineralization has been traced over a distance of 10 miles along a definable trend ("Kiwalik Trend") within the altered contact zone of a small pluton to the west of Granite Mountain. Another, less well defined mineral occurrence has been located within a smaller intrusive stock ("Peace Stock") on the east side of Granite Mountain. Small streams that erode these mineralized zones are gold-bearing and in places, have been placer mined.

Exploration Model and Potential for Kiwalik Trend: Porphyry-alkalic Au (Cu) and associated Epithermal Au, Ag, Pb, Zn, (Cu, Sb) vein deposits; Analogous to Nova Gold's Galore Creek, B.C. (125Mt, 0.4 g/t Au, 1.06% Cu) and Cripple Creek, CO (170M tons, ~1 g/t Au).

Summary 2006: In the spring of 2006, a report was prepared by Robert. B. Murray, Licensed Geologist and the Qualified Person for the Granite Mountain project. The report complied with NI 43-101 criteria for public disclosure and financing was provided to implement a Phase Two geological exploration project on the exploration targets identified in 2005. Permits were acquired to drill up to 6 holes from 500 to 1,000 feet deep on the targeted prospects as follows:

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(1) Gossan Ridge sub-volcanic Au-Ag-Cu prospect	l
(2) Quartz Creek plutonic Au-Bi prospect	l	Kiwalik Trend
(3) Saddle vein Pb-Ag-Zn prospect	l-
(4) Peace vein Mo-U prospect	l
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A crew composed of three senior geologists, one core geologist, two junior geologists, two field assistants, four drillers, one helicopter pilot, one helicopter mechanic, and one cook conducted core drilling, mapping, and geochemical sampling over six weeks from late July to early September. In early August, 136 more mining claims were staked to enlarge the existing claim blocks along the mineral trends and to connect the Kiwalik and Peace claims to form one contiguous block encompassing 68 square miles.

Four small-diameter diamond drill holes (BQTW) were completed for a total of 2,971 feet. The 2005 soil grid on Gossan Ridge was expanded, a small soil grid was placed on the Quartz Creek plutonic prospect, and a large soil grid was placed on the Saddle prospect. In addition, reconnaissance exploration took place on the Peace Stock, on the northern end of the Kiwalik Trend, and to the south of the existing claim block. A total of 595 core samples, 640 soil samples, 61 rock samples, and 5 heavy mineral samples were collected and submitted for assay and ICP analysis. More detailed map data were collected in the Saddle area, as well as at the northern and eastern part of the Kiwalik Trend, including several locations outside of the existing mineral property.

The assay and ICP results for most of the samples are still pending completion, however, highlights of results from early sampling include a rock sample with 2.5 ppm gold and another rock sample with over 200 ppm silver and over 10,000 ppm lead and zinc that were collected on the Saddle prospect to the east of hole KW06-03. Rock samples collected from outcrop on the northern end of the Kiwalik Trend returned anomalous gold concentrations of 114 to 325 ppb over a distance of 1700 feet. Two rock samples collected at the Peace Stock resulted in anomalous amounts of molybdenum.

ABOUT LINUX GOLD CORP:
In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
Contact: John Robertson

President
Tel. 800-665-4616

Contact: Business Office
800-665-4616

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